CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of Registration
Title of Each Class of Securities Offered	Offering Price [1]	Fee
Senior Floating Rate Notes due 2023	$1,771,000	$69.60

(1)
The maximum aggregate offering price relates to an additional $1,771,000 of securities offered and sold pursuant to this Amendment No. 1 to Pricing Supplement No. 591 to Registration Statement No. 333-131266.

March 2008
Amendment No. 1 dated March 27, 2008 to Pricing Supplement No. 591
Registration Statement No. 333-131266
Dated March 26, 2008
Filed pursuant to Rule 424(b)(2)
INTEREST RATE STRUCTURED PRODUCTS

Senior Floating Rate Notes due 2023
CMS Curve Linked Accrual Notes
As further described below, interest will accrue on the notes at a rate of (i) Years 1 - 3:  8.50% per annum and (ii) Years 4 - maturity:  8.50% for each calendar day that the 30-Year Constant Maturity Swap Rate is equal to or greater than the 10-Year Constant Maturity Swap Rate.  If on any calendar day from and including year 4 through maturity the 30-Year Constant Maturity Swap Rate is less than the 10-Year Constant Maturity Swap Rate, interest will accrue at a rate of 2.00% per annum for that day.  We have the right to redeem the notes on any interest payment date, beginning March 30, 2011.
We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities – Description of Floating Rate Debt Securities” and prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below.
FINAL TERMS
Issuer:	Morgan Stanley
Aggregate principal amount:	$4,771,000 (increased from $3,000,000). May be increased prior to the original issue date but we are not required to do so.
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Pricing date:	March 26, 2008
Original issue date:	March 31, 2008
Maturity date:	March 30, 2023
Interest accrual date:	March 31, 2008
Reference index:	30CMS less 10CMS. Please see “Additional Provisions” below.
Strike:	0.00%
Interest:
Original issue date to but excluding March 30, 2011:   8.50% per annum
March 30, 2011 to but excluding the maturity date (the “floating interest rate period”):
8.50% per annum times (y) N/ACT; where
“N” = the total number of calendar days in the applicable interest payment period on which the reference index level is equal to or greater than the strike; and
“ACT” = the total number of calendar days in the applicable interest payment period.
If on any calendar day in the floating interest rate period  the reference index level is less than the strike, interest will accrue at a rate of 2.00% per annum for that day.

Interest payment period:	Quarterly
Interest payment period end dates:	Unadjusted
Interest payment dates:
Each March 30, June 30, September 30 and December 30, beginning June 2008; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.

Day-count convention:	Actual / Actual
Principal Protection:	100%
Redemption:
Beginning March 30, 2011, we have the right to redeem all of these notes on any interest payment date and pay to you 100% of the stated principal amount of the notes plus accrued and unpaid interest to but excluding the date of such redemption.  If we decide to redeem the notes, we will give you notice at least five (5) business days before the redemption date specified in the notice.

Redemption dates:	March 30, 2011, and on each interest payment date thereafter.
Rate Cut-off:
Floating interest rate period:   The reference index for a particular interest payment period will be set five U.S. government securities business days prior to the related interest payment date using the reference index level on such fifth U.S. government securities business day and will remain in effect until the related interest payment date.

Specified currency:	U.S. dollars
CUSIP:	61745EVH1
Book-entry or certificated note:	Book-entry
Business day:	New York
Agent: Morgan Stanley & Co. Incorporated	Calculation agent: Morgan Stanley Capital Services Inc.	Trustee: The Bank of New York
Commissions and Issue Price:	Price to public	Agent’s commissions(1)	Proceeds to company
Per Note:	100%	2.00%	98.00%
Total:	$4,771,000	$95,420	$4,675,580
(1) For additional information, see “Plan of Distribution” in the accompanying prospectus supplement.

The notes involve risks not associated with an investment in ordinary debt securities.  See “Risk Factors” beginning on page 4.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW

Amendment No. 1 to Prospectus Supplement dated July 24, 2007            Prospectus dated January 25, 2006

Senior Floating Rate Notes due 2028
CMS Curve Linked Accrual Notes

Additional Provisions

30CMS

The 30-Year Constant Maturity Swap rate, as published by the Federal Reserve Board in the Federal Reserve Statistical Release H.15 and reported on Reuters ISDAFIX1 or any successor page thereto at 11:00 a.m. New York time; provided that for the determination of 30CMS on any calendar day, the “interest determination date” shall be that calendar day unless that calendar day is not a U.S. government securities business day, in which case the 30CMS level shall be the 30CMS level on the immediately preceding U.S. government securities business day.

10CMS

The 10-Year Constant Maturity Swap rate, as published by the Federal Reserve Board in the Federal Reserve Statistical Release H.15 and reported on Reuters ISDAFIX1 or any successor page thereto at 11:00 a.m. New York time; provided that for the determination of 10CMS on any calendar day, the “interest determination date” shall be that calendar day unless that calendar day is not a U.S. government securities business day, in which case the 10CMS level shall be the 10CMS level on the immediately preceding U.S. government securities business day.

CMS Rate Fallback Provisions

If on any day the 30CMS or 10CMS is not displayed by 11:00 a.m. New York City time on the Reuters Screen ISDAFIX1 Page, the rate for such day will be determined on the basis of the mid-market semi-annual swap rate quotations to the calculation agent provided by five leading swap dealers in the New York City interbank market (the “Reference Banks”) at approximately 11:00 a.m., New York City time, on such day, and, for this purpose, the mid-market semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a term equal to the applicable 30 year or 10 year maturity commencing on such day and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months.  The calculation agent will request the principal New York City office of each of the Reference Banks to provide a quotation of its rate.  If at least three quotations are provided, the rate for that day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest).  If fewer than three quotations are provided as requested, the rate will be determined by the calculation agent in good faith and in a commercially reasonable manner.

U.S. Government Securities Business Day

U.S. government securities business day means any day except for a Saturday, Sunday or a day on which The Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

March 2008	Page 2

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CMS Curve Linked Accrual Notes

Historical Information

The following graph sets forth the historical reference index levels for the period from January 1, 2003 to March 27, 2008.  The historical performance of the reference index should not be taken as an indication of its future performance.  We cannot give you any assurance that the reference index level will be greater than or equal to the strike on any day of any interest payment period during the floating interest rate period.  We obtained the information in the graph below from Bloomberg Financial Markets, without independent verification.

Hypothetical Examples

The table below presents examples of hypothetical quarterly interest that would accrue on the notes during the floating interest rate period based on the hypothetical data below. The table assumes that the interest payment period contains 90 calendar days.

The example below is for purposes of illustration only and would provide different results if different assumptions were made. The actual quarterly interest payments will depend on the actual number of calendar days in each interest payment period and the actual reference index levels.  The applicable interest rate for each quarterly interest payment period will be determined on a per-annum basis but will apply only to that interest payment period.

# days Reference Index is less than 0.00% Interest Rate = 2.00%	# days Reference Index is greater than or equal to 0.00% Interest Rate = 8.50%	Hypothetical Interest Rate
0	90	8.5000%
15	75	7.4167%
30	60	6.3333%
45	45	5.2500%
60	30	4.1667%
75	15	3.0833%
90	0	2.0000%

March 2008	Page 3

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CMS Curve Linked Accrual Notes

Risk Factors

The notes involve risks not associated with an investment in ordinary floating rate notes. An investment in CMS Curve Linked Accrual notes such as the notes entails significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in 30CMS and 10CMS, and other events that are difficult to predict and beyond the Issuer’s control.  This section describes the most significant risks relating to the notes. For a complete list of risk factors, please see the accompanying prospectus supplement and the accompanying prospectus.

Yield Risk

▪
The Amount Of Interest Payable On The Notes Is Uncertain and May be Less Than Would Be Payable On Conventional, Fixed-Rate Redeemable Notes of the Issuer of Comparable Maturity.  On any calendar day during the floating interest rate period on which the reference index is less than the strike, interest will accrue on the notes at a rate of 2.00% per annum with respect to that calendar day.  For every calendar day on which the reference index is less than the strike, the effective interest rate for the applicable interest payment period will be reduced, and if the reference index is less than the strike with respect to an entire interest payment period, the effective interest rate for that interest payment period will be 2.00%.  As a result, the effective yield on the notes may be less than what would be payable on conventional, fixed-rate redeemable notes of the issuer of comparable maturity.  The interest payments on the notes and return of only the principal amount at maturity may not compensate you for the effects of inflation and other factors relating to the value of money over time.

▪
The Reference Index Level For The Fifth U.S. Government Securities Business Day Preceding The End Of An Interest Payment Period Will Be The Reference Index Level For The Remainder Of That Interest Payment Period. Because the reference index level determined on or otherwise applicable to the fifth U.S. government securities business day preceding the end of an interest payment period will be the reference index level for the remainder of the interest payment period, if the reference index level with respect to that U.S. government securities business day is less than the strike, 2.00% will accrue for with respect to the remaining calendar days in that interest payment period, even if the reference index level on any of the subsequent remaining calendar days were actually greater than or equal to the strike.

▪
Early Redemption Risk.  The issuer retains the option to redeem the notes after the stated period of time, with the stated frequency and prior to the defined notice date(s).  It is more likely that the issuer will redeem the notes prior to their stated maturity date to the extent that the reference index level during the term of the notes results in an amount of interest payable that is greater than instruments of a comparable maturity and credit rating trading in the market.  If the notes are redeemed prior to their stated maturity date, investors may have to re-invest proceeds in a lower rate environment.

Market Risk

▪
The Price At Which The Notes May Be Resold Prior To Maturity Will Depend On A Number Of Factors And May Be Substantially Less Than The Amount For Which They Were Originally Purchased.  Some of these factors include, but are not limited to: (i) changes in the levels of 30CMS and 10CMS, (ii) volatility of 30CMS and 10CMS, (iii) changes in U.S. interest and swap rates, (iv) issuer credit quality, (v) time remaining to maturity.  Primarily, to the extent that the reference index level remains less than the strike, the market value of the notes may decrease and you may receive substantially less than 100% of the issue price if you wish to sell your notes at such time.

▪
The Inclusion Of Commissions And Projected Profit From Hedging In The Original Issue Price Is Likely To Adversely Affect Secondary Market Prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which Morgan Stanley & Co. Incorporated (“MS & Co.”) is willing to purchase notes in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging our obligations under the notes.  In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

March 2008	Page 4

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CMS Curve Linked Accrual Notes

Liquidity Risk

▪
Secondary Trading May be Limited.  The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes. MS & Co. currently intends to act as a market maker for the notes but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes easily.  Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If at any time MS & Co. were to cease acting as a market maker, it is likely that there would be no secondary market for the notes.

Conflicts of Interest

▪
Issuer or its affiliates are market participants.  The issuer or one or more of their respective affiliates may, at present or in the future, publish research reports with respect to movements in interests rates generally or each of the components making up the reference index specifically. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes.

▪
Economic interests of the calculation agent may be potentially adverse to the investors. MSCS, the calculation agent, is an affiliate of the issuer. Any determinations made by the calculation agent may affect the payout to investors.

Other

▪
The Historical Performance Of 30CMS and 10CMS Are Not An Indication Of Their Future Performance. Historical performance of 30CMS and 10CMS should not be taken as an indication of the future performance during the term of the notes.  Changes in the levels of 30CMS and 10CMS will affect the trading price of the notes, but it is impossible to predict whether such levels will rise or fall.

▪
Issuer’s credit ratings may affect the market value of the notes. Investors are subject to the credit risk of the issuer.  Any decline in the issuer’s credit ratings may affect the market value of the notes.

March 2008	Page 5

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CMS Curve Linked Accrual Notes

Supplemental Information Concerning Plan of Distribution

We expect to deliver the notes against payment therefor in New York, New York on March 31, 2008, which will be the third scheduled business day following the date of the pricing of the notes.  Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on the date of pricing or on or prior to the third business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Tax Considerations

The notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to U.S. Holders — Notes — Optionally Exchangeable Notes.”  Under this treatment, if you are a U.S. taxable investor, you will generally be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the notes, adjusted upward or downward to reflect the difference, if any, between the actual and the projected amount of any contingent payments on the notes.  In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income.  We have determined that the comparable yield is a rate of 4.21% per annum, compounded quarterly and the projected payment schedule with respect to a note (assuming an issue price of $1,000) would consist of the following payments:

DATE	PROJECTED PAYMENTS	DATE	PROJECTED PAYMENTS		PROJECTED PAYMENTS
June 30, 2008	$21.13	June 30, 2013	$7.78	June 30, 2018	$6.14
September 30, 2008	$21.37	September 30, 2013	$7.62	September 30, 2018	$6.12
December 30, 2008	$21.13	December 30, 2013	$7.39	December 30, 2018	$6.04
March 30, 2009	$20.96	March 30, 2014	$7.19	March 30, 2019	$5.97
June 30, 2009	$21.42	June 30, 2014	$7.23	June 30, 2019	$6.09
September 30, 2009	$21.42	September 30, 2014	$7.10	September 30, 2019	$6.10
December 30, 2009	$21.19	December 30, 2014	$6.91	December 30, 2019	$6.03
March 30, 2010	$20.96	March 30, 2015	$6.74	March 30, 2020	$6.01
June 30, 2010	$21.42	June 30, 2015	$6.79	June 30, 2020	$6.11
September 30, 2010	$21.42	September 30, 2015	$6.72	September 30, 2020	$6.12
December 30, 2010	$21.19	December 30, 2015	$6.57	December 30, 2020	$6.07
March 30, 2011	$20.96	March 30, 2016	$6.47	March 30, 2021	$6.03
June 30, 2011	$9.32	June 30, 2016	$6.49	June 30, 2021	$6.17
September 30, 2011	$9.09	September 30, 2016	$6.43	September 30, 2021	$6.21
December 30, 2011	$8.77	December 30, 2016	$6.31	December 30, 2021	$6.17
March 30, 2012	$8.55	March 30, 2017	$6.20	March 30, 2022	$6.12
June 30, 2012	$8.45	June 30, 2017	$6.29	June 30, 2022	$6.28
September 30, 2012	$8.27	September 30, 2017	$6.25	September 30, 2022	$6.31
December 30, 2012	$7.99	December 30, 2017	$6.14	December 30, 2022	$6.27
March 30, 2013	$7.77	March 30, 2018	$6.04	March 30, 2023	$1,006.23

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of original issue discount (“OID”) and adjustments in respect of the notes, and we make no representation regarding the actual amounts of payments  that will be made on a note.

If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “Description of Notes — United States Federal Taxation — Non-U.S. Holders.”

You should consult your tax advisers regarding all aspects of the U.S. federal income tax consequences of investing in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

March 2008	Page 6

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Where You Can Find More Information

Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates.  Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at www.sec.gov as follows:

Amendment No. 1 to Prospectus Supplement dated July 24, 2007
Prospectus dated January 25, 2006

Terms used in this pricing supplement are defined in the prospectus supplement or in the prospectus.  As used in this pricing supplement, the “Company,” “we,” “us,” and “our” refer to Morgan Stanley.

March 2008	Page 7